SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2005
_____________

Telefónica Holding de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.
(Translation of registrant’s name into English)

     Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	________	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Holding de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated October 7, 2005 regarding the new percentage shareholding of the Company in Atlntida Comunicaciones S.A. (ATCO) and AC Inversora S.A. (AC).

Item 1

Buenos Aires, October 7th 2005.

Señores Bolsa de Comercio de Buenos Aires

Re: Percentage Shareholding

Dear Sirs,

I am pleased to inform you on behalf of Telefónica Holding de Argentina S.A., domiciled at Av.Ingeniero Huergo 723, Ground Floor, the new percentage shareholding of the Company in Atlántida Comunicaciones S.A. (ATCO) and AC Inversora S.A. (AC), in view of the capital increase respectively resolved by the Shareholders Meeting of the mentioned corporations:

ATCO: 9.35%
AC: 2.84%

Yours truly,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date:	October 11, 2005	By:	/s/ Pablo Luis Llauró

			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel